Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SEAPORT GLOBAL ACQUISITION II CORP.

Pursuant to Section 242 of the
Delaware General Corporation Law

SEAPORT GLOBAL ACQUISITION II CORP. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Seaport Global Acquisition II Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on June 21, 2021 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 17, 2021 (the “Amended and Restated Certificate of Incorporation”).

2.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3.	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The text of Section 4.3(b)(i) of Article IV is hereby amended and restated to read in full as follows:

(i) Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) (A) at any time and from time to time at the option of the holder thereof and (B) automatically on the closing of the Business Combination.

5.	The text of Section 9.2(d) of Article IX is hereby amended and restated to read in full as follows:

(c) In the event that the Corporation has not consummated an initial Business Combination within 15 months from the closing of the Offering, the Board may extend the period of time to consummate an initial Business Combination (an “Extension”) by an additional 6 months, or such earlier date as determined by the Board, for a total of up to 21 months to consummate an initial Business Combination, or if it fails to do so, it shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, Seaport Global Acquisition II Corp. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 14th day of February, 2023.

SEAPORT GLOBAL ACQUISITION II CORP.

By:	/s/ Stephen Smith
Name:	Stephen Smith
Title:	Chief Executive Officer